[Letterhead of Perfect World Co., Ltd.]

December 20, 2011

VIA EDGAR AND FACSIMILE

Stephen Krikorian, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2010 (“2010 20-F”)

Filed May 9, 2011

File No. 001-33587

Dear Mr. Krikorian:

The Company has received the letter dated December 6, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. Due to the number of comments received, the Company respectfully submits to the Staff that it would need more time to prepare a thorough response letter. In addition, the Christmas and New Year holidays are coming and certain key personnel at the Company may not be available to assist in the Company’s preparation of the response letter. Therefore, the Company would like to request a one-month extension for responding to the Staff’s comments. The Company will provide its response via EDGAR as soon as possible, and in any event no later than January 20, 2012.

If you have any additional questions or comments regarding the 2010 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing